UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

    Willbros Group, Inc.

(Name of Issuer)

    Common Stock - $0.05 par value

(Title of Class of Securities)

    969203108

(CUSIP Number)

Ryan T. Schroer Tenaska Capital Management, LLC 1044 N. 115th Street, Suite 400 Omaha, Nebraska 68154-4446 402-691-9500	With a copy to: James D. Stallmeyer, Esq. Tenaska Capital Management, LLC 1044 N. 115th Street, Suite 400 Omaha, Nebraska 68154-4446 402-691-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    July 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969203108
1	NAMES OF REPORTING PERSONS INFRASTRUX HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,919,576
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,919,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,919,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 39,680,250 shares of Common Stock of Willbros Group, Inc. outstanding as of April 30, 2010, as set forth in Willbros Group, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010. However, if the number of outstanding shares of Common Stock of Willbros Group, Inc. is adjusted to include the number of shares of Common Stock issued or that became issuable on July 1, 2010 pursuant to the Agreement and Plan of Merger, dated as of March 11, 2010, by and among Willbros Group, Inc., Co Merger Sub I, Inc., Ho Merger Sub II, LLC, and InfrastruX Group, Inc., as amended, then the percent of class represented by the amount in row (11) would be approximately 16.64%.

CUSIP No. 969203108
1	NAMES OF REPORTING PERSONS TPF POWER, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,919,576
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,919,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,919,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 39,680,250 shares of Common Stock of Willbros Group, Inc. outstanding as of April 30, 2010, as set forth in Willbros Group, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010. However, if the number of outstanding shares of Common Stock of Willbros Group, Inc. is adjusted to include the number of shares of Common Stock issued or that became issuable on July 1, 2010 pursuant to the Agreement and Plan of Merger, dated as of March 11, 2010, by and among Willbros Group, Inc., Co Merger Sub I, Inc., Ho Merger Sub II, LLC, and InfrastruX Group, Inc., as amended, then the percent of class represented by the amount in row (11) would be approximately 16.64%.

CUSIP No. 969203108
1	NAMES OF REPORTING PERSONS TPF INFRASTRUX HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,919,576
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,919,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,919,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 39,680,250 shares of Common Stock of Willbros Group, Inc. outstanding as of April 30, 2010, as set forth in Willbros Group, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010. However, if the number of outstanding shares of Common Stock of Willbros Group, Inc. is adjusted to include the number of shares of Common Stock issued or that became issuable on July 1, 2010 pursuant to the Agreement and Plan of Merger, dated as of March 11, 2010, by and among Willbros Group, Inc., Co Merger Sub I, Inc., Ho Merger Sub II, LLC, and InfrastruX Group, Inc., as amended, then the percent of class represented by the amount in row (11) would be approximately 16.64%.

CUSIP No. 969203108
1	NAMES OF REPORTING PERSONS TENASKA POWER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,919,576
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,919,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,919,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 39,680,250 shares of Common Stock of Willbros Group, Inc. outstanding as of April 30, 2010, as set forth in Willbros Group, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010. However, if the number of outstanding shares of Common Stock of Willbros Group, Inc. is adjusted to include the number of shares of Common Stock issued or that became issuable on July 1, 2010 pursuant to the Agreement and Plan of Merger, dated as of March 11, 2010, by and among Willbros Group, Inc., Co Merger Sub I, Inc., Ho Merger Sub II, LLC, and InfrastruX Group, Inc., as amended, then the percent of class represented by the amount in row (11) would be approximately 16.64%.

CUSIP No. 969203108
1	NAMES OF REPORTING PERSONS TENASKA PF G, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,919,576
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,919,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,919,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 39,680,250 shares of Common Stock of Willbros Group, Inc. outstanding as of April 30, 2010, as set forth in Willbros Group, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010. However, if the number of outstanding shares of Common Stock of Willbros Group, Inc. is adjusted to include the number of shares of Common Stock issued or that became issuable on July 1, 2010 pursuant to the Agreement and Plan of Merger, dated as of March 11, 2010, by and among Willbros Group, Inc., Co Merger Sub I, Inc., Ho Merger Sub II, LLC, and InfrastruX Group, Inc., as amended, then the percent of class represented by the amount in row (11) would be approximately 16.64%.

CUSIP No. 969203108
1	NAMES OF REPORTING PERSONS TENASKA PF, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,919,576
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,919,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,919,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 39,680,250 shares of Common Stock of Willbros Group, Inc. outstanding as of April 30, 2010, as set forth in Willbros Group, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010. However, if the number of outstanding shares of Common Stock of Willbros Group, Inc. is adjusted to include the number of shares of Common Stock issued or that became issuable on July 1, 2010 pursuant to the Agreement and Plan of Merger, dated as of March 11, 2010, by and among Willbros Group, Inc., Co Merger Sub I, Inc., Ho Merger Sub II, LLC, and InfrastruX Group, Inc., as amended, then the percent of class represented by the amount in row (11) would be approximately 16.64%.

CUSIP No.	969203108

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.05 per share (“Common Stock”), of Willbros Group, Inc., a Delaware corporation (the “Issuer” or “Willbros”). The principal executive offices of the Issuer are presently located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by and on behalf of each of InfrastruX Holdings, LLC (“IFX Holdings”), TPF Power, Inc. (“TPF Power”), TPF InfrastruX Holdings, LLC (“TPF Holdings”), Tenaska Power Fund, L.P. (“TPF LP”), Tenaska PF G, LLC (“Tenaska PFG”) and Tenaska PF, Inc. (“Tenaska PF”) (collectively referred to as the “Reporting Persons”).

IFX Holdings is a limited liability company organized under the laws of the State of Delaware and investing is its principal business. TPF Holdings is the majority owner of IFX Holdings.

TPF Holdings is a limited liability company organized under the laws of the State of Delaware and investing is its principal business. TPF Holdings is wholly owned by TPF LP.

TPF LP is a limited partnership organized under the laws of the State of Delaware and investing is its principal business. Tenaska PFG is the general partner of TPF LP.

Tenaska PFG is a limited liability company organized under the laws of the State of Delaware and investing is its principal business.

TPF Power is a corporation organized under the laws of the State of Delaware and investing is its principal business. TPF Power is the manager of IFX Holdings. The name and present principal occupation of each director and executive officer of TPF Power are set forth below. The business address of each person listed below is c/o Tenaska Capital Management, LLC, 1044 N. 115th Street, Suite 400, Omaha, Nebraska 68154. All executive officers and directors listed are United States citizens.

Name and Business Address	Principal Occupation and Principal Business
Howard L. Hawks	Director and Chairman
Thomas E. Hendricks	Director and Executive Vice President
Jerry K. Crouse	Director, Executive Vice President and Assistant Secretary
Paul G. Smith	Director, Chief Executive Officer, President and Senior Managing Director
Daniel E. Lonergan	Director, Chief Financial Officer, Vice President, Senior Managing Director and Assistant Secretary
Michael C. Lebens	Executive Vice President of Engineering, Construction & Operations
Ronald N. Quinn	Executive Vice President and Assistant Secretary
Michael F. Lawler	Executive Vice President and Assistant Secretary
Nicholas N. Borman	Vice President of Engineering, Construction & Operations
David G. Fiorelli	Executive Vice President
Ronald R. Tanner	Vice President and Managing Director
Todd S. Jonas	Vice President of Operations
Douglas A. Troupe	Assistant Secretary
Gregory A. Van Dyke	Vice President and Treasurer
Gregory P. Kunkel	Vice President
Alan B. Levande	Vice President
Douglas B. Lauver	Vice President
Jay M. Frisbie	Vice President
Christopher A. Leitner	Vice President
Ryan T. Schroer	Vice President and Fund Controller
Bradley K. Heisey	Vice President
Kevin C. Calhoon	Vice President

CUSIP No.	969203108

Tenaska PF is a corporation organized under the laws of the State of Delaware and investing is its principal business. Tenaska PF is the manager of Tenaska PFG. The name and present principal occupation of each director and executive officer of Tenaska PF are set forth below. The business address of each person listed below is c/o Tenaska Capital Management, LLC, 1044 N. 115th Street, Suite 400, Omaha, Nebraska 68154. All executive officers and directors listed are United States citizens.

Name and Business Address	Principal Occupation and Principal Business
Howard L. Hawks	Director and Chairman
Thomas E. Hendricks	Director and Executive Vice President
Jerry K. Crouse	Director, Executive Vice President and Assistant Secretary
Paul G. Smith	Director, Chief Executive Officer, President and Senior Managing Director
Michael C. Lebens	Executive Vice President of Engineering, Construction & Operations
Daniel E. Lonergan	Chief Financial Officer, Vice President, Senior Managing Director and Assistant Secretary
Ronald N. Quinn	Executive Vice President and Assistant Secretary
Michael F. Lawler	Executive Vice President and Assistant Secretary
Nicholas N. Borman	Vice President of Engineering, Construction & Operations
David G. Fiorelli	Executive Vice President
Ronald R. Tanner	Vice President and Managing Director
Todd S. Jonas	Vice President of Operations
Douglas A. Troupe	Assistant Secretary
Gregory A. Van Dyke	Vice President and Treasurer
Gregory P. Kunkel	Vice President
Alan B. Levande	Vice President and Senior Managing Director
Douglas B. Lauver	Vice President
Jay M. Frisbie	Vice President
Christopher A. Leitner	Vice President
Ryan T. Schroer	Vice President and Fund Controller
Bradley K. Heisey	Vice President
Kevin C. Calhoon	Vice President

The principal business/office address of each of the Reporting Persons is c/o Tenaska Capital Management, LLC, 1044 N. 115th Street, Suite 400, Omaha, Nebraska 68154.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons did not purchase any shares of Common Stock. On March 11, 2010, the Issuer entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and among the Issuer, Co Merger Sub I, Inc., a newly formed Washington corporation and a wholly owned subsidiary of the Issuer (“Merger Sub I”), Ho Merger Sub II, LLC, a newly formed Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub II”), and InfrastruX Group, Inc., a Washington corporation (“IFX”). Pursuant to the Merger Agreement, on July 1, 2010, (i) Merger Sub I merged with and into IFX, with IFX as the surviving corporation and (ii) immediately thereafter, IFX merged with and into Merger Sub II, with Merger Sub II as the surviving entity (collectively, the “Mergers”).

Pursuant to the terms and conditions of the Merger Agreement, on July 1, 2010, each issued and outstanding share of IFX common stock was cancelled and converted, subject to certain exceptions, into the right to receive 0.1434463 shares of the Issuer’s Common Stock and cash in connection with the transactions contemplated thereby. As a result, the shares of IFX common stock owned by IFX Holdings were converted into a total of 7,919,576 shares of the Issuer’s Common Stock.

CUSIP No.	969203108

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The purpose of the acquisition of the Common Stock by the Reporting Persons is for investment and was not made for the purpose of acquiring control of the Issuer. Although the acquisition of the Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may in the future pursue discussions with management or other shareholders in an effort to maximize long-term value for shareholders. Also, the Reporting Persons may at times hold discussions with management in order to ensure that the interests of current shareholders are protected.

None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. However, each of the Reporting Persons intends to continuously review its investment in the Issuer, and may, at any time and from time to time, review or reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in Item 4 of Schedule 13D. Each of the Reporting Persons may make further purchases of shares of Common Stock of the Issuer from time to time and may dispose of any or all of the shares held by it at any time, subject to the limitations of the Stockholder Agreement (as defined below).

Item 5.	Interest in Securities of the Issuer

(a)(b) IFX Holdings is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in rows (11) and (13) on the corresponding cover page hereto (the “IFX Holdings Shares”). The IFX Holdings Shares are also reported as beneficially owned by TPF Power, the manager of IFX Holdings, TPF Holdings, the majority owner of IFX Holdings, TPF LP, the sole owner of TPF Holdings, Tenaska PFG, the general partner of TPF LP and Tenaska PF, the manager of Tenaska PFG. By reason of these relationships, each of the Reporting Persons are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the IFX Holdings Shares.

All percentages set forth in this statement are based on 39,680,250 shares of Common Stock of the Issuer outstanding as of April 30, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010. However, if the number of outstanding shares of Common Stock of the Issuer is adjusted to include the number of shares of Common Stock issued or that became issuable on July 1, 2010 pursuant to the Merger Agreement, then the percent of class represented by amount in row (11) on the corresponding cover page hereto would be approximately 16.64%.

The Merger Agreement provides that the former shareholders of IFX may in the future receive shares of preferred stock of the Issuer under certain circumstances related to, among other things, the financial performance of IFX during the 2010 and 2011 calendar years. The Reporting Persons’ right to potentially receive additional shares pursuant to this earn-out right became fixed and irrevocable on July 1, 2010, the effective date of the merger.

(c) Except as described above, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d)(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6.

On March 11, 2010, in connection with the execution of the Merger Agreement, the Issuer entered into a Stockholder Agreement (the “Stockholder Agreement”) with IFX Holdings, which (i) establishes certain restrictions on transfer and resale with respect to any shares of common stock of the Issuer to be beneficially owned by IFX Holdings and any affiliate transferees of IFX Holdings (collectively, the “Investor Group”) that agree to be bound by the provisions and entitled to the rights of the Stockholder Agreement and (ii) provides for certain corporate governance and registration rights.

The following is a summary of the material terms of the Stockholder Agreement. The following descriptions do not purport to cover all of the provisions of the Stockholder Agreement and are qualified in their entirety by reference to the full text of the agreement, which have been filed as Exhibit 99.1 hereto and are incorporated herein by reference.

CUSIP No.	969203108

Board of Directors. The Stockholder Agreement provides that, on the closing date of the Mergers (the “Closing Date”), the Issuer increased the size of its Board of Directors from eight to ten members, and that the Board of Directors appointed Alan B. Levande and Daniel E. Lonergan to fill the newly created vacancies (each, an “Investor Designee” and, together with any other directors who may be designated by IFX Holdings, the “Investor Designees”). For a period of two years after the Closing Date, IFX Holdings will be entitled to designate two Investor Designees as long as the Investor Group beneficially owns all of the shares of common stock of the Issuer received in connection with the Mergers (the “Initial Shares”). After two years or such earlier time when the Investor Group no longer beneficially owns all of the Initial Shares, IFX Holdings will have the right to designate two Investor Designees as long as the Investor Group beneficially owns at least 15% of all shares of common stock of the Issuer then outstanding, and one Investor Designee as long as the Investor Group beneficially owns at least 10% but less than 15% of all shares of common stock of the Issuer then outstanding.

Any Investor Designees who are designated by IFX Holdings must qualify as independent directors under applicable New York Stock Exchange listing standards and federal securities laws and regulations, and any categorical standards for independence utilized by the Issuer’s Board of Directors for determining independence, and be reasonably acceptable to the Nominating/Corporate Governance Committee of the Board of Directors. For as long as IFX Holdings is entitled to designate at least one person to the Issuer’s Board of Directors, the Stockholder Agreement provides that the Issuer will not increase or decrease the size of the Board of Directors without the approval of each of the Investor Designees.

Voting Provisions. The Stockholder Agreement provides that, as long as the Investor Group is entitled to designate one Investor Designee, the Investor Group will vote all of its shares of common stock of the Issuer in support of the Board of Directors’ slate of directors, and be present, in person or by proxy, at all meetings of stockholders of the Issuer so that all of the shares beneficially owned by the Investor Group may be counted for purposes of determining the presence of a quorum. IFX Holdings also agreed that no member of the Investor Group will grant any proxies with respect to the shares of common stock of the Issuer owned by it, other than to the Issuer, a designee of the Issuer or another member of the Investor Group, or deposit any shares of common stock of the Issuer into a voting trust or subject any of such shares to any similar arrangement, other than with respect to another member of the Investor Group.

Standstill Provisions. Pursuant to the Stockholder Agreement, until the date that is six months after the date on which the Investor Group ceases to be the beneficial owner of 10% or more of the outstanding shares of common stock of the Issuer, IFX Holdings has agreed that neither it nor any member of the Investor Group will directly or indirectly acquire or agree to acquire any shares of common stock of the Issuer that would result in an increase in the percentage interest held by the Investor Group above the percentage held by the Investor Group on the Closing Date. In addition, IFX Holdings agreed that neither it nor any member of the Investor Group will take certain actions, including the solicitation of proxies to vote in any election contest with respect to the Issuer or initiate or induce any other person to initiate any stockholder proposal.

Transfer Restrictions. Under the Stockholder Agreement, transfer restrictions apply to the Investor Group until it no longer beneficially owns 5% or more of the then-outstanding shares of common stock of the Issuer. Transfers by the Investor Group other than to affiliates who agree to be bound by the Stockholder Agreement are prohibited during the first 180 days after the Closing Date. During the period between 180 days and one year after the Closing Date, the Investor Group may sell up to $50,000,000 of common stock of the Issuer in the aggregate (based on the prices at which such shares are sold by the Investor Group, net of selling commissions), and may freely sell any of their shares after one year, provided that, except as otherwise provided in the Stockholder Agreement, the Investor Group may not sell, in one transaction or a series of related private transactions, more than 4.99% of the then-outstanding shares of common stock of the Issuer to any one person or group, or any shares to any person or group known to own 5% or more of the then-outstanding shares of common stock of the Issuer (except in multiple open market transactions).

Registration Rights. The Issuer has agreed to file a registration statement with the Securities and Exchange Commission that will be available for the resale of all shares of common stock acquired by IFX Holdings in the Mergers (the “Investor Shares”), and to use its best efforts to have the registration statement declared effective by the Securities and Exchange Commission within 180 days after the completion of the Mergers. The Investor Group may elect to sell shares under such registration statement in an underwritten public offering. In addition, the Stockholder Agreement provides the Investor Group with certain “piggyback” registration rights, pursuant to which the Investor Group may elect to participate in an underwritten public offering of common stock of the Issuer initiated by the Issuer or another stockholder of the Issuer.

CUSIP No.	969203108

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit	Description of Exhibit
99.1	Stockholder Agreement, dated as of March 11, 2010, by and between Willbros Group, Inc. and InfrastruX Holdings, LLC (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34259) dated March 10, 2010 and incorporate herein by reference).

99.2	Joint Filing Agreement, dated as of July 12, 2010, by and among InfrastruX Holdings, LLC, TPF Power, Inc., TPF InfrastruX Holdings, LLC, Tenaska Power Fund, L.P., Tenaska PF G, LLC and Tenaska PF, Inc.

CUSIP No.	969203108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2010

INFRASTRUX HOLDINGS, LLC

By: Its:	TPF Power, Inc. Manager

	By:	/s/ Ryan T. Schroer
	Name:	Ryan T. Schroer
	Title:	Vice President

TPF POWER, INC.

	By:	/s/ Ryan T. Schroer
	Name:	Ryan T. Schroer
	Title:	Vice President

TPF INFRASTRUX HOLDINGS, LLC

By: Its:	TPF Power, Inc. Manager

	By:	/s/ Ryan T. Schroer
	Name:	Ryan T. Schroer
	Title:	Vice President

TENASKA POWER FUND, L.P.

By: Its:	Tenaska PF G, LLC General Partner

	By:	Tenaska PF, Inc.
	Its:	Manager

		By:	/s/ Ryan T. Schroer
		Name:	Ryan T. Schroer
		Title:	Vice President

TENASKA PF G, LLC

By: Its:	Tenaska PF, Inc. Manager

	By:	/s/ Ryan T. Schroer
	Name:	Ryan T. Schroer
	Title:	Vice President

TENASKA PF, Inc.

By:	/s/ Ryan T. Schroer
Name:	Ryan T. Schroer
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description
99.1.	Stockholder Agreement, dated as of March 11, 2010, by and between Willbros Group, Inc. and InfrastruX Holdings, LLC (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34259) dated March 10, 2010 and incorporated herein by reference).

99.2.	Joint Filing Agreement, dated as of July 12, 2010, by and among InfrastruX Holdings, LLC, TPF Power, Inc., TPF InfrastruX Holdings, LLC, Tenaska Power Fund, L.P., Tenaska PF G, LLC and Tenaska PF, Inc.